Filer:Hostcentric, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                              Subject Company: Hostcentric, Inc.
                                                   Commission File No. 000-17932


                                 INVESTOR NOTICE

Interland, Inc. ("Interland") and Hostcentric ("Hostcentric") will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC. Investors of Interland and Hostcentric are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Interland of charge by requesting them in writing from Fabric Klein at Interland, Inc., 303 Peachtree Center Ave., Suite 500, Atlanta, GA 30303 or by telephone at 404-260-2537.

Interland and Hostcentric, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Interland and Hostcentric in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of Interland and Hostcentric common stock. Information about the interests of directors and executive officers of Interland and Hostcentric and their ownership of securities of Interland and Hostcentric will be set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

PRESS RELEASE                                                  Source: Interland

Interland Receives Editors' Choice Award From Web Host Magazine & Buyer's Guide Wednesday February 19, 7:03 am ET

Influential  Web  Hosting   Industry   Publication   Honors  Interland  for  Its
Full-Service Hosting

ATLANTA--(BUSINESS WIRE)--Feb. 19, 2003--Interland (Nasdaq:INLD - News), the leading provider of business-class Web hosting services for small and medium businesses, has been awarded the Editors' Choice award for full-service hosting by Web Host Magazine & Buyer's Guide (www.webhostmagazine.com). Despite the company's rapid growth, Web Host Magazine & Buyer's Guide cited Interland's outstanding service, noting that attention to its infrastructure has "resulted in fantastic growth and a happy customer base." "We were impressed with Interland's commitment to support and service. Interland has an experienced management team that is cognizant of the needs of their customers each step of the way as the company has grown," said Ron Dunlap, editor of Web Host Magazine & Buyer's Guide. "It certainly sets a higher standard than most in the industry."

"We are honored to have received an award from true industry experts," said Joel Kocher, Interland CEO. "Our focus will continue to be on bringing to market the infrastructure and business-class services that enable small and medium businesses to find success on the Web." The Web Host Magazine & Buyer's Guide Editors' Choice award is given to Web hosting companies that have set a higher standard in the industry, as judged by the magazine's editors and readers, as

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well  as  an  independent  review  panel.  This  recognition  is  not  based  on advertising or popularity, and each company is evaluated individually on the merits of their product or service.

About Interland

Interland, Inc. (Nasdaq:INLD - News) is the leading provider of business-class Web hosting services for small and medium businesses, offering a broad portfolio of standardized Web hosting, e-commerce and application hosting services, from basic Web sites to managed dedicated hosting solutions. More information about Interland can be found at www.interland.com.

Contact:
     Edelman Public Relations
     Marisa Puthoff, 404/262-3000 x6346
     marisa.puthoff@edelman.com




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